MR

Rec'd 12/7/06

SECUR 06051081 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36242

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. C. Rideau Lyons & Co Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Andrew M. Smith, CPA

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
MAR 28 2008
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 07 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

I.C. RIDEAU LYONS & COMPANY, INC.

AUDITED FINANCIAL STATEMENTS

December 31, 2004

3711 Long Beach Blvd, Suite 809
Long Beach, California 90807
(562) 427-3887
(562) 492-6927-Fax
Email: andrews380@aol.com
Ib Page: andrewmsmithcpa.com

Andrew M. Smith CPA

To the Board of Directors
I.C. Rideau Lyons & Company, Inc.
Los Angeles, Ca

I have audited the accompanying statement of financial condition of I.C. Rideau Lyons & Company, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholders equity, and statement of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as Ill as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities, and capital of I.C. Rideau Lyons & Company, Inc. as of December 31, 2004, and its revenue and expenses and changes in capital accounts for the year then ended, in conformity with generally accepted accounting principles applied.

The information contained in Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements, and in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sincerely,

Andrew M. Smith

Andrew M. Smith Certified Public Accountant
Long Beach, California
February 25,2005

ms:AMS

I.C. RIDEAU LYONS COMPANY, INC.

Statement of Financial Condition

December 31, 2004

ASSETS

Current Assets		
Cash		$ 66,399
Accounts Receivable (Note 5)		-
Prepaid Expenses		6,098
Advances		23,614
Total Current Assets		96,111
Non-current Assets		
Accounts Receivable (Note 6)		313,478
Property & Equipment (Note 1)		41,497
Less: Accumulated Depreciation		(36,808)
		318,167
Total Assets		$ 414,278

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts Payable		$ 5,850
Accrued Expenses		-
Syndicated Accounts Payable (Note 1)		-
Total Current Liabilities		5,850
SHAREHOLDERS' EQUITY		
Common Stock (No par value; 250,000 shares authorized, 106,250 shares issued and outstanding		145,000
Additional Paid In Capital		170,450
Retained Earnings		
Prior Year	101,880	
Current Earnings	(8,902)	
		92,978
Total Equity		408,428
Total Liabilities and Equity		$ 414,278

Accountant's report and notes are an integral part of the financial statements

I.C. RIDEAU LYONS COMPANY, INC.
Statement of Operations
For the Year Ended December 31, 2004

Revenues	
Underwriting Income	$ -
Financial Advisory Income	-
Other Income	-
	-
Operating Expenses	
Clearing Expenses	-
Regulatory Fees	1,710
Net Trading Losses	-
Sales Commissions	(30,066)
General and Administrative	37,258
Total Operating Expenses	8,902
Operating Profit	(8,902)
Interest Income	-
INCOME BEFORE INCOME TAXES	(8,902)
Provision for Income Taxes - Note 2	-
NET INCOME BEFORE DISTRIBUTION	(8,902)
Distribution to Stockholders	-
NET INCOME	(8,902)
Retained Earnings (Defecit), December 31, 2003	101,880
Retained Earnings (Defecit), December 31, 2004	$ 92,978

I.C. RIDEAU LYONS COMPANY, INC.
Statement of Cash Flows
Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ (8,902)
Adjustments to reconcile net income to net cash used for operating activities	
Depreciation	8,299
(Increase) decrease in:	
Prepaid Expenses	-
Advances	(23,614)
Increase (decrease) in:	
Accounts Payable	750
Accrued Expenses	-
Syndicated Accounts Payable	-
Net Cash provided by operating activities	(23,467)
CASH FLOWS FROM INVESTING ACTIVITIES	
Decrease in Long Term Receivables	23,662
Property and Equipment	(0)
CASH FLOWS FROM FINANCING ACTIVITIES	
Shareholder Investments	-
Net Increase (Decrease) in Cash	195
Cash Balance at 12/31/2002	66,204
Cash Balance at 12/31/2003	$ 66,399

I.C. RIDEAU LYONS COMPANY, INC.

Statement of Changes in Stockholders' Equity

Year Ended December 31, 2004

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Beginning of the Year	$ 145,000	$ 170,450	$ 101,880	$ 417,330
Net Income			(8,902)	(8,902)
End of the Year	$ 145,000	$ 170,450	$ 92,978	$ 408,428

Schedule I

I.C. Rideau Lyons Company, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2004

Total ownership equity from statement of financial condition	$	408,428
Deduct:		
Ownership equity not allowable		(347,879)
Net Capital	$	60,549

Schedule II

I.C. Rideau Lyons Company, Inc.

Computation of Basic Net Capital Requirement

As of December 31, 2004

1.	Minimum net capital required (6-2/3% of line 8)	$	369
2.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		50,000
3.	Net capital requirement (greater of line 1 or 2)		50,000
4.	Excess net capital		10,549
5.	Excess net capital at 1000% (excess net capital less 10% of line 8		9,964

Computation of Aggregate Indebtedness

6.	Total liabilities from Statement of Financial Condition		5,850
7.	Add:		
	A. Drafts for immediate credit		
	B. Market value of securities borrowed for which equilavent value is paid or credited		
	C. Other unrecorded amounts		
8.	Total aggregate indebtedness	$	5,850
9.	Percentage of aggregate indebtedness to net capital (line 8 divided by net capital)		9.66%

Audited vs. Unaudited Net Capital		
Net Capital Per Audit	$	60,549
Net Capital Per Focus Report		60,549
	$	-

I.C. RIDEAU LYONS COMPANY, INC.

Notes to Financial Statements
Year ended December 31, 2004

Note 1 - Organization and Significant Accounting Policies

Organization

I.C. Rideau Lyons & Company, Inc. is a California corporation organized September 16, 1985 for the purpose of providing investment banking services.

Revenue Recognition

The Company receives fees for its participation in underwriting bonds and financial advisement. Underwriting income to the Company is the difference between the purchase price (proceeds to the issuer) and the sales price (funds from the purchaser) of the bonds. The Company also participates with other securities dealers in underwriting activities and receives a fee based on a commission arrangement. Underwriting income is recognized at the time of settlement; whereas financial advisory fees are recognized when earned, generally after the services have been performed. Accounts receivable arise from revenues earned but not collected and syndication payable arise from revenues earned and collected by the company which is due to other syndicate participants.

Furniture and Equipment

Furniture and equipment is recorded at cost and is depreciated over the estimated useful lives of the assets using the straight line and double declining balance method.

NOTE 2 - INCOME TAXES

The Company has elected to report its income as an C Corporation. In previous years the Company elected to report its income as an S Corporation. For federal income tax purposes, an S corporation passes its taxable income, losses, deductions, and credits to its shareholders; whereas a C Corporation is taxed directly on its taxable income. For the year ended December 31, 2002 the company experienced a net loss and accordingly, no provision for federal income taxes has been made in these financial statements. California state income taxes are as follows:

Current	$ 800
Deferred	-
	$ 800

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn on cash dividends paid of the resulting net capital ratio which would exceed 10 to 1). At December 31, 2004, the Company had net capital of $60,549 which was in excess of its required net capital of $50,000. The Company's net capital percentage was 9.66% (see Schedule II).

NOTE 4- OFFICE LEASE

The Company has opted for month to month rent of office space in downtown Los Angeles, Ca.. Rent is $650 per month

NOTE 5- ACCOUNTS RECEIVABLE-CURRENT

Accounts Receivable-Current includes an accounts receivable from the Phillips Temple Community Development Corporation Housing Project (PTHP) . The company has entered into an agreement with PTHP to provide advice and consultation regarding certain financing arrangements. The receivable represents the total amount owed the company for affordable housing project advisory fees and expenditures associated with PTHP. The entire amount is due and payable upon final settlement of the purchase of the applicable bonds.

I.C. RIDEAU LYONS COMPANY, INC.
Notes to Financial Statements
Year ended December 31, 2005

Note 1 - Organization and Significant Accounting Policies

Organization

I.C. Rideau Lyons & Company, Inc. is a California corporation organized September 16, 1985 for the purpose of providing investment banking services.

Revenue Recognition

The Company receives fees for its participation in underwriting bonds and financial advisement. Underwriting income to the Company is the difference between the purchase price (proceeds to the issuer) and the sales price (funds from the purchaser) of the bonds. The Company also participates with other securities dealers in underwriting activities and receives a fee based on a commission arrangement. Underwriting income is recognized at the time of settlement; whereas financial advisory fees are recognized when earned, generally after the services have been performed. Accounts receivable arise from revenues earned but not collected and syndication payable arise from revenues earned and collected by the company which is due to other syndicate participants.

Furniture and Equipment

NOTE 4- OFFICE LEASE

The Company has opted for month to month rent of office space in downtown Los Angeles, Ca.. Rent is $650 per month

NOTE 5- ACCOUNTS RECEIVABLE-CURRENT

Accounts Receivable-Current includes an accounts receivable from the Phillips Temple Community Development Corporation Housing Project (PTHP) . The company has entered into an agreement with PTHP to provide advice and consultation regarding certain financing arrangements. The receivable represents the total amount owed the company for affordable housing project advisory fees and expenditures associated with PTHP. The entire amount is due and payable upon final settlement of the purchase of the applicable bonds.

Supplemental Information

3711 Long Beach Blvd, Suite 809
Long Beach, California 90807
(562) 427-3887
(562) 492-6927-Fax
Email: andrews380@aol.com
Web Page: andrewmsmithcpa.com

Andrew M. Smith CPA

Board of Directors
I.C. Rideau Lyons, Inc.
Los Angeles, Ca

In planning and performing our audit of the financial statements and supplemental schedules of I.C. Rideau Lyons, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment s by management are required to assess the expected benefits and related costs of controls and of the practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of

financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matter in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures are adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Andrew M. Smith
Certified Public Accountant
February 28, 2006

Schedule II
I.C. Rideau Lyons Company, Inc.
Computation of Basic Net Capital Requirement
As of December 31, 2005

1.	Minimum net capital required (6-2/3% of line 8)	$ -
2.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	50,000
3.	Net capital requirement (greater of line 1 or 2)	50,000
4.	Excess net capital	12,640
5.	Excess net capital at 1000% (excess net capital less 10% of line 8	12,640

Computation of Aggregate Indebtedness

6.	Total liabilities from Statement of Financial Condition	-
7.	Add:	
	A. Drafts for immediate credit	
	B. Market value of securities borrowed for which equilavent value is paid or credited	
	C. Other unrecorded amounts	
8.	Total aggregate indebtedness	$ -
9.	Percentage of aggregate indebtedness to net capital (line 8 divided by net capital)	0.00%

Audited vs. Unaudited Net Capital	
Net Capital Per Audit	$ 62,640
Net Capital Per Focus Report	$ 62,640
	0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

October 18, 2006

I.C. Rideau, Lyons & Co., Inc.
5455 Wilshire Blvd., Ste. 2131
Los Angeles, CA 90036

8-36242

Dear Registrant:

Paragraph (d) of Rule 17a-5 under the Securities Exchange Act of 1934 ("Act") requires every broker or dealer registered with the Commission pursuant to Section 15 of the Act to file an audited annual report of financial condition on a calendar or fiscal year basis. Paragraph (d) of Rule 17a-5 requires the audited annual report to be filed with the Commission not more than 60 days after the broker or dealer's fiscal or calendar year end.

A review of our database indicates that we do not have a record of receipt of an audited report since your 12/31/20034 fiscal or calendar year end. Therefore, in order to comply with the requirements of Rule 17a-5, it will be necessary for you to submit the annual audited reports for the 12/31/2004 and 12/31/05 calendar or fiscal years to the Commission. . If you have a record of receipt by the Commission of this filing, please send copies of the documentation **along with a copy of the annual audited report** to the following address:

Carol Y. Charnock, Regulation Specialist
Securities & Exchange Commission
Division of Market Regulation
100 F St., NE, Mail Stop 6628
Washington, DC 20549

If you have any questions concerning the audit requirements, please consult Rule 17a-5. Thank you for your prompt attention to this matter.

Sincerely,

Carol Y Charnock

Carol Y. Charnock
Regulation Specialist
(202)551-5542
charnockc@sec.gov

END